SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                      for the period ended 16 January 2004


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



January 16, 2004


                     BP AND AAR CLOSE SLAVNEFT TRANSACTION


BP today announced that it has completed the deal to include Alfa Group and Access-Renova's (AAR's) 50 per cent interest in Slavneft into TNK-BP. Completion of the Slavneft transaction follows receipt of regulatory approvals, including clearance from the European Union.

BP said it has paid some $1.4 billion in cash to AAR. This includes interest charges covering the period from when the transaction became effective on May 1, 2003.

TNK-BP and Sibneft, the other main owner of Slavneft, will continue to work together to finalise an agreement to split the main assets of Slavneft between them.


Further enquiries:

BP press office, London, tel: +44 (0)20 7496 4076/5256/4708/4324/4827


                                    - ENDS -





                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 16 January 2004                            /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary